December 26, 2024

Diane Nguyen
General Counsel
D-Wave Quantum Inc.
2650 East Bayshore Road
Palo Alto, CA 94303

       Re: D-Wave Quantum Inc.
           Registration Statement on Form S-3
           Filed December 23, 2024
           File No. 333-284020
Dear Diane Nguyen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Christina C. Russo